COMMENTS RECEIVED ON 05/16/2018

FROM EDWARD BARTZ

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Conservative U.S. Equity Fund

Strategic Advisers Fidelity Core Income Fund

POST-EFFECTIVE AMENDMENT NO. 67 & 70

1.

All funds

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

The funds will file the legality of shares opinions for the new series with the next amendment.

2.

Strategic Advisers Conservative U.S. Equity Fund

“Fund Summary” (prospectus)

“Investment Objective”

“The fund seeks to provide capital appreciation with less volatility than the broad U.S. equity market over a full market cycle.”

C:

The Staff requests we define full market cycle in the “Principal Investment Strategies” section of the full prospectus.

R:

The Investment Objective in the Fund Summary and Fund Basics sections of the prospectus will be revised as follows:  “[The fund/Strategic Advisers® Conservative U.S. Equity Fund] seeks to provide capital appreciation with less volatility than the broad U.S. equity market over a full market cycle (generally five to eight years).”

3.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

4.

All funds

“Fund Summary” (prospectus)

“Fee Table”

From Strategic Advisers Conservative U.S. Equity Fund:

“Strategic Advisers LLC (Strategic Advisers) has contractually agreed that the fund’s maximum aggregate annual management fee will not exceed [__]% of the fund’s average daily net assets. In addition, Strategic Advisers has contractually agreed to waive a portion of the fund’s management fee in an amount equal to [___]% of the fund’s average daily net assets. This arrangement will remain in effect through [____, 20__]. Strategic Advisers may not terminate this arrangement without the approval of the Board of Trustees.”

C:

If the fee waiver is subject to recoupment, the Staff requests we disclose this in the footnote.

R:

The waiver described in the footnote is not subject to recoupment and we have updated the footnote as follows:

“Strategic Advisers LLC (Strategic Advisers) has contractually agreed that the fund’s maximum aggregate annual management fee will not exceed [__]% of the fund’s average daily net assets. In addition, Strategic Advisers has contractually agreed to waive a portion of the fund’s management fee in an amount equal to [___]% of the fund’s average daily net assets. This arrangement will remain in effect through [____, 20__], and neither Strategic Advisers nor any of its affiliates retain the ability to be repaid with respect to this arrangement. Strategic Advisers may not terminate this arrangement without the approval of the Board of Trustees.”

5.

All funds

“Fund Summary” (prospectus)

“Fee Table”

From Strategic Advisers Conservative U.S. Equity Fund:

“Strategic Advisers LLC (Strategic Advisers) has contractually agreed that the fund’s maximum aggregate annual management fee will not exceed [__]% of the fund’s average daily net assets. In addition, Strategic Advisers has contractually agreed to waive a portion of the fund’s management fee in an amount equal to [___]% of the fund’s average daily net assets. This arrangement will remain in effect through [____, 20__]. Strategic Advisers may not terminate this arrangement without the approval of the Board of Trustees.”

C:

The Staff would like confirmation that the contractual arrangement discussed in the above footnote will remain in effect for one year or more from the effective date of the registration statement. The Staff also requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R:

Each arrangement will remain in effect for at least one year from the effective date of the registration statement. We confirm that each Management Fee Waiver Agreement will be filed as an exhibit to the registration statement.

6.

All funds

“Fund Summary” (prospectus)

“Fee Table”

From Strategic Advisers Conservative U.S. Equity Fund:

“The fund will not incur transaction costs, such as commissions, when it buys and sells shares of affiliated funds but may incur transaction costs when buying or selling non-affiliated funds and other types of securities (including non-affiliated exchange traded funds) directly (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual operating expenses or in the example, affect the fund's performance.”

C:

The Staff requests we disclose that the underlying funds will incur transaction costs, such as commissions.

R:

We believe the disclosure included in the prospectus is consistent with Item 3 of Form N‐1A, which requires that we disclose the relationship between a fund’s transaction costs and a fund’s portfolio turnover rate. The transaction costs of the underlying funds the funds may invest in have no bearing on a fund’s portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

7.

Strategic Advisers Conservative U.S. Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of its assets in U.S. equities or in shares of other U.S. equity funds. In selecting securities, the adviser emphasizes investments with lower volatility compared to the broader market and/or strong balance sheets with a track record of steady earnings growth (the "conservative" strategy).”

C:

The Staff requests we disclose how lower volatility equities are part of a conservative strategy.

R:

We will modify the Principal Investment Strategies in the Fund Summary and Fund Basics sections of the prospectus as follows:  “In selecting securities, the adviser emphasizes investments with lower volatility compared to the broader market and/or strong balance sheets with a track record of steady earnings growth (i.e., typically securities issued by companies that have relatively stable businesses with historically smaller price movement ranges) (the "conservative" strategy).”

8.

Strategic Advisers Conservative U.S. Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we provide appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that its current risk disclosure is appropriate.

9.

Strategic Advisers Conservative U.S. Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we explain whether derivatives will be included in the calculation of the fund’s compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm that the notional value of the fund’s derivatives will not be included toward the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for the fund’s name test, we confirm that at this time, the fund is not expected to count derivatives toward its 80% policy and that the notional value of the fund’s derivatives would not be included toward the 80% policy.

10.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Strategic Advisers Conservative U.S. Equity Fund:

“Pursuant to an exemptive order granted by the Securities and Exchange Commission (SEC), Strategic Advisers LLC (Strategic Advisers) is permitted, subject to the approval of the Board of Trustees, to enter into new or amended sub-advisory agreements with one or more unaffiliated sub-advisers without obtaining shareholder approval of such agreements. Subject to oversight by the Board of Trustees, Strategic Advisers has the ultimate responsibility to oversee the fund’s sub-advisers and recommend their hiring, termination, and replacement. In the event the Board of Trustees approves a sub-advisory agreement with a new unaffiliated sub-adviser, shareholders will be provided with information about the new sub-adviser and sub-advisory agreement.”

C:

The Staff requests we remove the italicized language from the “Principal Investment Strategies” section of the Fund Summary since it is not a principal investment strategy.

R:

We consider Strategic Advisers’ operation as a “manager of managers” to be directly related to each fund’s utilization of multiple sub-advisers as part of its principal investment strategies and believe the disclosure of a fund’s principal investment strategies would not be complete if this disclosure were omitted. Accordingly, we have not removed the disclosure from the “Fund Summary” section of the prospectus.

11.

Strategic Advisers Conservative U.S. Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add small and mid-cap risks.

R:

The risks associated with small and mid-cap investing are not principal investment risks of the fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks” - “Stock Market Volatility.”

12.

Strategic Advisers Conservative U.S. Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add growth and value investing risks to “Principal Investment Risks” in the “Fund Summary” section.

R:

The risks associated with these specific investment styles are not principal investment risks of the fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different types of securities (for example, growth stocks vs. value stocks) differently is one of the factors addressed under “Principal Investment Risks” - - “Stock Market Volatility” in the “Investment Details” section.

13.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

From Strategic Advisers Conservative U.S. Equity Fund:

“In addition to the principal investment strategies discussed above, the Adviser may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.”

C:

The Staff requests we move the language above out of the “Principal Investment Strategies” section since they are not principal investment strategies.

R:

Although the strategy noted in the disclosure is not a principal investment strategy of the funds, each fund believes that it is appropriate to discuss the strategy in this section of the prospectus.

14.

Strategic Advisers Fidelity Core Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing up to 30% of assets in high yield and emerging market debt securities.”

C:

The Staff requests we include a reference to junk bonds to the above disclosure.

R:

The fund will modify the “Principal Investment Strategies” sections of the Prospectus as follows: “Investing up to 30% of assets in high yield debt securities (also referred to as junk bonds) and emerging market debt securities.”

15.

Strategic Advisers Fidelity Core Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose if the fund will invest in mortgage‐backed securities and/or asset‐backed securities and, if so, add corresponding risks.

R:

The Principal Investment Strategy section of the Prospectus specifies that the fund will normally invest “primarily in investment-grade debt securities (those of medium and high quality) of all types” and “up to 30% of its assets in high yield and emerging market debt securities.” In the Description of Principal Security Types section of the Prospectus, the fund states, “Debt securities include… mortgage and other asset-backed securities….” In the Statement of Additional Information, the fund provides a paragraph regarding the risks of investing in Asset-Backed Securities and a separate paragraph regarding the risks of investing in Mortgage Securities. Therefore the fund feels that its disclosure is sufficient.

16.

Strategic Advisers Fidelity Core Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

If the fund may invest in below investment-grade asset-backed securities and/or mortgage-backed securities, the Staff requests we disclose how much the fund may invest in these types of securities.

R:

The Principal Investment Strategy section of the Prospectus states that the fund will invest “up to 30% of its assets in high yield and emerging market debt securities.” In the Description of Principal Security Types section of the Prospectus, the fund states, “Debt securities include… mortgage and other asset-backed securities….” Therefore, the fund feels that it has appropriately disclosed its exposure to these types of securities.

17.

Strategic Advisers Fidelity Core Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Allocating assets among underlying funds and sub-advisers with reference to the Bloomberg Barclays U.S. Aggregate Bond Index.”

C:

The Staff requests that we add a brief description of the index characteristics.

R:

The fund will add a section to the end of the Prospectus titled “Additional Index Information,” which states “Bloomberg Barclays U.S. Aggregate Bond Index is a broad-based, market-value-weighted benchmark that measures the performance of the investment grade, U.S. dollar-denominated, fixed-rate taxable bond market. Sectors in the index include Treasuries, government-related and corporate securities, MBS (agency fixed-rate and hybrid ARM pass-throughs), ABS, and CMBS.”

18.

Strategic Advisers Fidelity Core Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Allocating assets among underlying funds and sub-advisers to attempt to diversify its portfolio in terms of different market sectors and maturities.”

C:

The Staff requests we disclose the maturity policy of the fund, or that the fund may invest in fixed income securities of any maturity.

R:

The fund believes that the disclosure accurately reflects its investment strategy as it relates to allocating its assets to securities with different maturities.

19.

Strategic Advisers Fidelity Core Income Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

Since the fund can invest up to 30% of its assets in high yield and emerging market debt securities, the Staff requests we provide separate specific risks for junk bonds and emerging market issues.

R:

We believe that the risks associated with investing in junk bonds are described in “Issuer‐Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

We will enhance the following risk disclosure in the first “Principal Investment Risks” section of the Prospectus to address emerging market risks as follows:

“Foreign and Emerging Market Risk ~~Exposure~~.  Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.”

We will also enhance the following risk disclosure in the second Principal Investment Risks section of the Prospectus to read as follows:

“Foreign ~~Exposure~~ and Emerging Market Risk. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign exchange rates; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market.

Investing in emerging markets can involve risks in addition to and greater than those generally associated with investing in more developed foreign markets. The extent of economic development; political stability; market depth, infrastructure, and capitalization; and regulatory oversight can be less than in more developed markets. Emerging market economies can be subject to greater social, economic, regulatory, and political uncertainties. All of these factors can make emerging market securities more volatile and potentially less liquid than securities issued in more developed markets.

Global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region might adversely impact issuers or providers in, or foreign exchange rates with, a different country or region.”

20.

Strategic Advisers Fidelity Core Income Fund

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N‐1A, Item 5(b), Instruction 2.

21.

All funds

“ Investment Policies and Limitations” (SAI)

“Concentration”

From Strategic Advisers Conservative U.S. Equity Fund:

“The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry (provided that investments in other investment companies shall not be considered an investment in any particular industry for purposes of this investment limitation).”

C:

The Staff requests we add disclosure to the concentration policy to clarify if the fund will consider the concentration of its underlying investment companies when determining the fund’s compliance with its concentration policy.

R:

We are not aware of any requirement to disclose this practice under Form N-1A, but acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry, the fund will take such policy into account in connection with any investment in such underlying fund.